Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MINUTES OF THE MEETING OF THE

BOARD OF DIRECTORS OF NOVEMBER 24, 2016

DATE, TIME AND PLACE: On November 24, 2016, 12 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM:	The totality of the elected members.

RESOLUTION ADOPTED UNANIMOUSLY:

1.    Elect to the position of member of the Audit Committee ROGÉRIO PAULO CALDERÓN PERES, Brazilian, married, business administrator, bearer of the identity card (RG) No. 05.212.295-5, issued by the Public Security Department of the State of São Paulo (SSP/SP), enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 035.248.608-26, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902, for the current annual term of office of the members of the Audit Committee, the said term expiring on the date those elected at the first meeting of this Board following the Annual General Stockholders’ Meeting of 2017 take office.

2.       Record the submission by the elected member of the documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Brazilian Corporate Law and in the regulation in force, particularly CMN Resolutions Nos. 3,198/04 and 4,122/12, which shall be filed at the head office, and that his investiture will be formalized as soon as this election is approved by the Brazilian Central Bank.

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved by all, were signed. São Paulo (SP), November 24, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members.

MARCELO KOPEL

Investor Relations Officer